March 28, 2012

Larry Spirgel

Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

APEX 3 Inc.

Registration Statement on Form 10-12(g)

Filed March 2, 2012

File No. 0-54617

Mr. Spirgel:

This correspondence is in response to your letter dated March 27, 2012 in reference to our filing of the Form 10 filed March 2, 2012 on the behalf of APEX 3 Inc., File No. 0-54617.

Please accept the following responses and note that Registrant filed amended Form 10-12G on March 28, 2012.

Comment 1

Risk Factors, page 7

Please include one or more risk factors discussing the limited assets and revenues of the company, the significant administrative and other costs of being a reporting company, and the fact that the accountant’s report has raised substantial doubt about the company’s ability to continue as a going concern.

Answer:  The risk factors on page 7 has been amended as follows:

Our business is difficult to evaluate because we have no operating history.

               As the Company has no operating history or revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination. The Company has had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. With our limited resources, we are faced with significant administrative costs of being a reporting company, additionally, our accountant’s report has raised substantial doubt about our ability to continue as a going concern. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

Comment 2

Please include a discussion of the risks of owning a penny stock.

Answer: The risk factors on page 10 has been amended as follows:

Risks of ownership of “Penny Stocks” under SEC regulations

Penny stocks have less visibility and transparency than higher priced securities. Companies that are quoted as penny stocks have risks that are inherently greater than securities that are higher priced due to such factors as less disclosure, lower investor interest and uncertain financial conditions of the issuer. The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and other quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statement showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure and suitability requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our stock.

Comment 3

Disclose, if true, that the company has not specified any industry in which to seek a potential merger partner, or parameters for such a partner, and that shareholders of the company will be exposed to unknown risks following the merger, for example if the merger partner is in the development stage or is financially unstable.

Answer:  The risk factors on page 8 has been amended as follows:

The Company has no existing agreement for a business combination or other transaction.

               We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluation, or parameters for a potential business combination, and shareholders may be exposed to unknown risks following a merger if the merger partner is a development stage company or financially unstable. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

Comment 4

Directors and Executive Officers, page 15

Please revise to clarify the second sentence of Richard Chiang’s business experience, which reads, “From January 2010 to May 2010 to present.”

Answer:  Removed

Comment 5

Certain Relationships and Related Transactions, and Director Independence, page 17

Please revise the discussion concerning potential conflicts of interest to clarify the nature of those conflicts and the circumstances under which they might arise. If Mr. Chiang has any plans or intentions to organize another blank-check company in the foreseeable future, please disclose this. If this constitutes a material risk, please include a risk factor to this effect. Directors and Executive Officers, page 15

Answer:  The risk factors on page 8 and Item 7 on page 18 has been amended as follows:

Risk factors on page 8:

Management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate.

               While seeking a business combination, management anticipates devoting no more than   (25) twenty five hours per week to the Company’s affairs in total. Our officer has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination. Additionally, Mr. Chiang has intentions of organizing additional blank-check companies in the future which may further compete with time allocated with the Company.

Item 7 page 18 has been amended as follows:

Richard Chiang is involved in other business activities and may, in the future, become involved in other business opportunities that become available. Mr. Chiang’s other business activities may compete with time commitments allocated toward the Company. A potential conflict may arise if Mr. Chiang’s other business activities coincide with an event of the Company. Mr. Chiang may face a conflict in selecting between the Company and his other business interests. The Company has not formulated a policy for the resolution of such conflicts. Mr. Chiang has intentions of organizing additional blank-check companies in the future. No specific time or date has been established, however.

Comment 6

Trading of Securities in Secondary Market, page 22

In the fourth paragraph, please revise the name “Pink Sheets, LLC” to “OTC Markets Group, Inc.”

Answer:  The trading of securities disclosure on page 23 has been amended as follows:

               If, after a business combination, we do not meet the qualifications for listing on the Nasdaq SmallCap Market, we may apply for quotation of our securities on OTC Bulletin Board. In certain cases we may elect to have our securities initially quoted in the “pink sheets” published by the  OTC Markets Group, Inc. On April 7, 2000, the Securities and Exchange Commission issued a clarification with regard to the reporting status under the Securities Exchange Act of 1934 of a non-reporting company after it acquired a reporting “blank check” company. This letter clarified the Commission’s position that such Company would not be a successor issuer to the reporting obligation of the “blank check” company by virtue of Exchange Act Rule 12g-3(a), because the definition of "succession," according to the SEC, requires "the direct acquisition of the assets comprising a going business," and that a ""blank check" company did not seem to satisfy these criteria."

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Richard Chiang

Richard Chiang

President